UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Interim Results

29 July 2011

PEARSON 2011 INTERIM RESULTS (unaudited)

Pearson sales up 6% to £2.4bn and profits up 20% to £208m*
• Education sales up 9% and profits up 31%:
o Good sales growth in International (up 26%) and Professional (up 35%).
o In North America, sales 3% lower with tough first-half comparables; full-year growth expected with easing H2 comparables and further market share gains.
• FT Group sales up 7% and profits up 10%, enhanced by digital subscriptions.
• Penguin sales 4% lower (underlying sales level); profits sustained with rapid digital growth.

Strong growth in digital, developing markets and newly-acquired businesses
• Education digital platform and service registrations up 15%; FT.com subscriptions up more than 30%; Penguin ebook revenues up almost 130%.
• Sales up approximately 40% in developing markets (headline growth).
• Strong growth from recent acquisitions including Wall Street Institute, SEB (Brazil), TutorVista, CTI (South Africa) and Melorio (now known as Pearson in Practice).

Full year outlook upgraded
• Pearson expects sales and margin growth for the full year, based on good trading momentum - especially in digital businesses and developing markets - and easing comparatives.
• Pearson expects to achieve adjusted EPS of approximately 80p for the full year (2010: 77.5p). This guidance is struck at current exchange rates (£1: $1.63).

Interim dividend raised by 8% to 14.0p.

Marjorie Scardino, chief executive, said: "Though market conditions are anything but easy, we are sufficiently encouraged by our start to the year to raise both our guidance and our dividend. Structural changes in our industries are gathering pace, but we are confident that we have the strategy, the competitive positions, the investment capacity and the culture to sustain our strong record of performance."

£ millions	Half year 2011	Half year 2010	Headline growth	CER growth	Underlying growth	Full year 2010
Business performance
Sales	2,416	2,342	3%	6%	0%	5,663
Adjusted operating profit	208	178	17%	20%	3%	857
Adjusted earnings per share	16.8p	16.6p	1%			77.5p
Free cash flow	(172)	(165)	(4)%			904
Net debt	1,275	1,746	27%			430
Statutory results
Sales	2,416	2,342	3%			5,663
Operating profit	132	128	3%			743
Profit before tax	82	94	(13)%			670
Basic earnings per share	7.5p	11.5p	(35)%			161.9p
Cash generated from operations	(43)	(32)	(34)%			1,169

Dividend per share	14.0p	13.0p	8%			38.7p
*Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Sales and operating profit are stated on a continuing basis.
b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 15.

OUTLOOK

Pearson began 2011 expecting weak market conditions in some developed economies, but confident about our strong competitive positions and clear strategic direction. The trends we have seen in the early part of the year are consistent with our previous guidance:

1. Strong and durable competitive performances, even in tough markets, with rapid growth in digital and services businesses, and in developing economies;

2. Weak market conditions, particularly for businesses that rely on government spending and traditional print publishing business models;

3. Tough comparatives in the first half (which ease as the year goes on).

We believe that the structural changes in our industries are accelerating and that the divergence of growth prospects between our pure print products and our newer digital/ services businesses is increasing. Given Pearson's sustained investment in transforming the business, we are well positioned to lead and benefit from these structural industry changes.

At this stage in the year (we generate most of our sales and profits in the second half), we expect to achieve continued sales, margin and adjusted EPS growth for the full year. We expect some of our markets to remain tough in the second half but even so, we now expect to achieve adjusted EPS of approximately 80p for the full year. This guidance is struck at current exchange rates (£1:$1.63) and includes further integration costs on acquisitions made in 2010 and 2011 (which are always expensed).

Our divisional guidance for the year is:

In Education, we expect continued growth in 2011. While we face tougher comparatives in International and Professional in the second half of the year, we expect our North American Education business to report full-year growth based on business won in the year to date and less challenging comparables in the second half. Our education business faces continued pressure from state budget weakness and slower enrolment rates in North America, and a generally weak public spending environment in many developed parts of the world. We are confident that rapid growth in our digital and services businesses - which help boost student performance and institutional efficiency - and in emerging economies can continue.

At the FT Group, the changes we have made to the business model and mix mean we are well placed to grow even in tough markets for print circulation and advertising. We expect digital subscriptions, now the engine of the FT Group's growth, to continue to build steadily.

Penguin is working through a period of significant industry change characterised by a rapid shift towards digital sales channels and digital books and intense pressure on physical book retailers, demonstrated most recently by the bankruptcy of Borders in the US. Penguin has performed well through these industry changes and, after a particularly strong competitive performance and financial results in 2010, we expect it to perform in line with the overall consumer publishing industry this year.

Interest and tax. In 2011, our lower net debt level and a pension finance credit will result in a lower interest charge to adjusted earnings than in 2010. We expect our P&L tax charge against adjusted earnings to be in the 24-26% range and our cash tax rate to be in the 15-20% range.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A 5 cent move in the average £:$ exchange rate for the full year (which in 2010 was £1:$1.54) has an impact of approximately 1.3p on adjusted earnings per share. The average rate during the first half of 2011 was £1:$1.61 (£1:$1.52 in H1 2010) and the closing rate at the end of June was £1:$1.61 (£1:$1.50 at the end of June 2010).

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                       + 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be audiocast live today from 0900 (BST) and available for replay from 1200 (BST) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

OVERVIEW

In the first half of 2011, Pearson's sales increased by 3% in headline terms to £2.4bn and adjusted operating profit by 17% to £208m.

The headline growth rates include a negative impact from currency movements and a benefit from acquisitions:

•      Currency movements - primarily the weakening of the US dollar against sterling - reduced sales by £70m and operating profit by £6m. At constant exchange rates (ie stripping out the impact of those currency movements), our sales and operating profit grew 6% and 20% respectively.

•      Acquisitions, primarily in our education company, contributed £148m to sales and £31m to operating profit. This includes integration costs and investments related to our newly-acquired companies, which are expensed. In underlying terms (ie stripping out the impact of both portfolio changes and currency movements), sales were level and operating profit up 3%.

Our statutory results show an increase in operating profit to £132m (£128m in 2010). Statutory profit before tax was £82m (£94m in 2010). Statutory earnings for the period show a £32m reduction in profit to £60m (£92m in 2010) due to the disposal of Interactive Data, higher intangible amortisation costs related to acquisitions and currency fluctuations on US dollar- denominated cash and debt.

Our net debt, which reaches a seasonal peak around the half-year and is mainly dollar-denominated, was £1,275m (£1,746m in 2010) at 30 June. The year-on-year decrease reflects improved cash flow and proceeds from the disposal of Interactive Data.

The board has declared an interim dividend of 14p per share, an 8% increase on 2010.

DIVISIONAL ANALYSIS*

£ millions	Half year 2011	Half year 2010	Headline growth	CER growth	Underlying growth	Full year 2010

Sales
North American Education	940	1,017	(8)%	(3)%	(4)%	2,640
International Education	639	504	27%	26%	6%	1,234
Professional	177	136	30%	35%	1%	333
Education	1,756	1,657	6%	9%	(1)%	4,207
FT Group	203	192	6%	7%	6%	403
Penguin	457	493	(7)%	(4)%	0%	1,053
Total continuing	2,416	2,342	3%	6%	0%	5,663
Adjusted operating profit
North American Education	46	51	(10)%	(4)%	(19)%	469
International Education	63	36	75%	68%	23%	171
Professional	26	17	53%	59%	0%	51
Education	135	104	30%	31%	(1)%	691
FT Group	31	30	3%	10%	3%	60
Penguin	42	44	(5)%	0%	13%	106
Total continuing	208	178	17%	20%	3%	857
* During the course of 2010, a number of minor changes to management responsibilities in certain countries were made which have affected reported segmental numbers in Penguin, North American Education and International Education. (see segmental analysis in the financial review for more details).

NORTH AMERICAN EDUCATION
£ millions	Half year 2011	Half year 2010	Headline growth	CER growth	Underlying growth	Full year 2010
Sales	940	1,017	(8)%	(3)%	(4)%	2,640
Adjusted operating profit	46	51	(10)%	(4)%	(19)%	469

North American Education is Pearson's largest business, with 2010 sales of £2.6bn and operating profit of £469m. Sales and profits declined by 3% and 4% respectively in the first half of 2011, the result of the expected slower year for the US education publishing industry and tough comparables against an exceptionally strong first half of 2010 (when sales increased by 10% over the previous year). Key highlights in the first half of 2011 include:

Higher Education

•          After a very strong performance in the first half of 2010, the US Higher Education publishing market declined 12% in the first half of the year, according to the Association of American Publishers. The industry has been affected by tough comparables and weaker enrolment, especially in for-profit colleges, as well as the impact of the stocking patterns of textbook rental schemes.

• Our higher education business grew, performing well ahead of the rest of the industry with significant market share gains in publishing and strong growth from digital products and services.

•          Pearson's pioneering 'MyLab' digital learning, homework and assessment programmes again grew strongly with student registrations up 25% to 3.9 million in North America. Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and institutional productivity (http://bit.ly/fWPic0).

•          We collaborated with the State of Kentucky to create a digital learning repository aligned to the Common Core State Standards to allow educators to browse, search, upload, download, update, rate and reuse more than 85,000 standards-based digital items.

• eCollege increased fully online enrolments by 32% to more than three million. Renewal rates remain high at 87% by value and usage grew strongly.

Assessment and Information

•          We achieved good growth in assessment and information services, in spite of the difficult funding environment and uncertainty relating to the transition to the Common Core State Standards, now adopted by almost all US states.

• We continued to produce strong growth in secure online testing, an important market for the future. In the year-to-date we have delivered more than nine million secure online tests.

•          Pearson was awarded a new contract with Kentucky, to build and implement testing programmes for English Language Arts and Math in grades 3-8; and a two-year extension on the California Standardized Testing and Reporting contract.

• We continued to achieve strong growth with AIMSWEB, our progress monitoring service which enables early intervention and remediation for struggling students.

•          Pearson has partnered with Stanford University to provide scoring services to support Stanford's Teacher Performance Assessment. This is a new system adopted by a consortium of more than 20 states to link instruction in teachers' colleges more closely with practice in K-12 schools.

•          On 31 May we completed the acquisition of SchoolNet, a profitable, fast-growing and innovative education technology company that aligns assessment, curriculum and other services to help individualize instruction and improve teacher effectiveness.

School Curriculum

•          After a very strong performance in the first half of 2010, the US School publishing market declined 22% in the first half of the year, according to the Association of American Publishers. Tough comparisons with significant shipments to Texas and Florida in June 2010 combined with state budget pressure and a smaller new adoption opportunity to produce a weak school publishing market.

•          Our school curriculum revenues declined in the first half but we gained share in these tough markets boosted by a very strong adoption performance, which benefited from the strength of our blended print-and-digital programmes including Writing Coach, Prentice Hall Math and enVisionMATH. We took an estimated 37% of new adoptions competed for (or 29% of the total new adoption market). Easier comparables and the benefits of our strong adoption performance will boost our second half revenue growth.

•          We initiated investments to update our major Literacy and Mathematics programmes to ensure alignment with the Common Core State Standards. Our curriculum resources, coupled with our school services of other kinds, offer our customers a full suite of support to implement the Common Core.

•          The Pearson Foundation partnered with the Bill & Melinda Gates Foundation to create a series of digital instructional resources in math and reading/English language arts which will give teachers and students access to the latest and most effective digital learning technologies as they prepare to meet the goals of the Common Core Standards.

INTERNATIONAL EDUCATION
£ millions	Half year 2011	Half year 2010	Headline growth	CER growth	Underlying growth	Full year 2010
Sales	639	504	27%	26%	6%	1,234
Adjusted operating profit	63	36	75%	68%	23%	171

Our International Education business is active in more than 70 countries. It is a major focus of our strategy, and sales and profits have doubled since 2006. In the first half of 2011 sales increased by a further 26% and profits by 68%, as good underlying growth combined with the contribution of newly-acquired companies. Key highlights include:

Global

• 'MyLab' digital learning, homework and assessment programmes were used outside the US by more than 390,000 students, up more than 30% on 2010, and are now sold worldwide.

•   Wall Street English, Pearson's worldwide chain of English language centres for professionals, increased student numbers by 9% to almost 190,000. We opened 23 new centres around the world, bringing the total number close to 450.

Developing markets

•   In China, student enrolments at our Wall Street English centres increased 25%, boosted by strong underlying demand and the launch of seven new centres. Our publishing business there also achieved strong growth as we expanded the range of Pearson products. In Hong Kong, we performed strongly in new school adoptions, helped by the strength of our English Language Teaching products.

•   In Africa, we completed the acquisition of a 75% stake in CTI, one of South Africa's leading private higher education institutions which serves more than 9,000 students on 12 campuses. Since the acquisition, we have attained accreditation for a CTI Masters degree programme. We have also delivered half a million secondary textbooks for Physics, Biology and History to all Government secondary schools in Uganda, and one million Junior African Writer readers to the Ministry of Education in Sierra Leone.

•   In India, we increased our stake in TutorVista to 76%. TutorVista provides online tutoring worldwide and K12 school solutions and education services in India. Since the acquisition, we have integrated its tutoring services with Pearson learning platforms across the US, UK, Australia and Canada. Inside India we launched the Pearson brand in schools and are now fully managing 22 schools, up from 11 in January 2011.

•   In Latin America, we completed the acquisition of SEB's sistema, or school learning systems business, and started its integration with Pearson while investing in new products and services. Since the acquisition, we have launched a digital content pilot for approximately 1,000 secondary students and provided English Language Teaching materials to an estimated 30,000 sistema students.

• In the Middle East, we deployed a customised Arabic language Student Information System, eSIS, to 59 private schools in Abu Dhabi.

United Kingdom

•   We launched a new UK school improvement service which will pilot its whole-school approach with five UK secondary schools. In higher education we created a groundbreaking partnership with Royal Holloway University of London, which will validate Pearson degrees from September 2012.

•   We marked more than 5.1 million GCSE, A/AS Level and other examinations using onscreen technology. We marked more than 3.8 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2011 and have been selected to mark tests in 2012, subject to contract.

• Registrations for our BTEC qualification continued to grow to 1.4 million, up 17% versus 2010. BTEC Apprenticeships received 40,000 registrations, 95% through employers and training providers.

•   We acquired EDI plc, a leading provider of education and training qualifications and assessment services, with a strong reputation for the use of information technology to administer learning programmes and deliver on-screen assessments.

Rest of World

•   In Australia, we formed a strategic partnership with the University of New England to expand distance learning capacity and access to higher education, and to improve the online learning experience. Our platform delivers improved monitoring and analysis of academic trends to boost student performance and improve student retention and satisfaction.

•      The Australian Department of Immigration & Citizenship (DIAC) placed the Pearson Test of Academic English (PTE) on its approved list of English language proficiency tests for Australian visas. We saw strong increases in demand for PTE across the globe.

•      We launched the Australian edition of our pioneering US digital maths curriculum, enVisionMATH (http://www.pearsonplaces.com.au/envision.aspx) and have more local versions in development to bring high quality digital curriculum to new markets across the globe.

• In Italy, our new digital curriculum using our US eText platform to deliver ebooks and Interactive White Board content helped us gain significant share in lower secondary adoptions.

•   In Japan, we faced major disruption following the March tsunami. Our people responded magnificently, maintaining operations and achieving notable successes, particularly with the Versant Test of Communicative English aimed at helping Japanese companies to sustain a globally competitive workforce.

PROFESSIONAL
£ millions	Half year 2011	Half year 2010	Headline growth	CER growth	Underlying growth	Full year 2010
Sales	177	136	30%	35%	1%	333
Adjusted operating profit	26	17	53%	59%	0%	51

Our Professional education business is focused on publishing, training, testing and certification for professionals. This business grew operating profit from £17m in 2006 to £51m in 2010 and has increased it further in the first half of 2011 as we integrated the Melorio business. Key highlights include:

Professional testing

•          We continued to see good revenue and profit growth at Pearson VUE, which administered more than four million tests in the first half of the year, benefiting from sales of additional services to customers and contractual fee increases.

•          We formed a joint venture with the American Council on Education to develop an online General Educational Development (GED) test aligned with new Common Core standards. The GED test measures an adults' high school level knowledge and skills in math, reading, writing, science and social science.

•          We launched a new touch-screen theory driving test for the Roads and Transport Authority for Dubai. The test is delivered in Arabic, English and Urdu, and is expected to assess more than 500,000 candidates in the first year. The new test follows the opening last year of a new Pearson VUE office in Dubai to meet the Middle East's demand for computer-based testing.

Professional publishing

•          Our resilient performance in the US benefited from the breadth of our publishing and range of revenue streams, from online retail through digital subscriptions.  As a result, digital products and services now account for approximately 30% of our professional publishing revenues in the US. In some International markets such as Japan, professional publishers continued to face very challenging trading conditions.

Professional training

•          At Pearson in Practice (formerly known as Melorio), we successfully graduated our largest IT cohort and launched or enhanced several new apprenticeship programmes in logistics, construction, management and customer service, business and health.

FINANCIAL TIMES GROUP
£ millions	Half year 2011	Half year 2010	Headline growth	CER growth	Underlying growth	Full year 2010
Sales	203	192	6%	7%	6%	403
Adjusted operating profit	31	30	3%	10%	3%	60

In recent years, the FT Group has made significant changes to its business model and business mix. In the first half of 2011, digital and services accounted for 46% of FT Group revenues and content revenues accounted for 57%. The FT Group achieved good sales and profit growth in turbulent markets in the first half of 2011 and invested in a significant number of new product launches, with key highlights including:

Financial Times

•          The FT's digital readership continues to grow strongly. Digital subscriptions increased by 34% to almost 230,000 and registered users by 49% to 3.7 million. Mobile devices now account for 22% of FT.com traffic and more than 15% of our new subscriptions. The FT now has more than 1,500 direct corporate licenses. Across print and online, the FT's total paid circulation was more than 585,000, up 4% on 2010, reaching an average daily audience of 2.1 million.

• We saw modest overall advertising growth, with a strong performance in luxury and online, but demand remains volatile and visibility poor.

•          We continued to invest in new products and innovation including the launch of a new web app (attracting more than 230,000 users in June), the FT Non Executive Certificate (in partnership with Pearson Learning Studio and Edexcel), Brazil Confidential (premium news and analysis on Brazil), MandateWire Analysis (market insights for fund managers) and a growing suite of data analytics tools.

Mergermarket

•          Mergermarket continued to benefit from an improvement in market conditions, supporting strong renewal rates and growth in new business revenues. An increase in global merger and acquisition activity benefited mergermarket and dealReporter; continued volatility in debt markets helped sustain the strong performance of DebtWire. MergerID continued to benefit from a broadening network of users and strong growth in transaction matches.

•          We launched a large number of new products, extending our reach into new geographies (US Wealth Monitor, Xtract Asia, ABS Europe), new strategies (multi-strategy products) and new coverage areas (municipal bonds, dividend arbitrage).

Joint ventures and associates

•          The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 3.7% to 1.47 million (for the July-December 2010 ABC period); total annual online visits were 140 million for the 12 months to 30 June 2011, a year-on-year-increase of 33%.

•          FTSE, our 50% owned joint-venture with the London Stock Exchange, saw headline revenue growth of 38% driven by new sales of benchmark data, licensed sales to asset management companies and the acquisition of the remaining 50% of FXI, FTSE's JV with Xinhua Finance in China.

PENGUIN
£ millions	Half year 2011	Half year 2010	Headline growth	CER growth	Underlying growth	Full year 2010
Sales	457	493	(7)%	(4)%	0%	1,053
Adjusted operating profit	42	44	(5)%	0%	13%	106

Over the past five years Penguin profits have increased at an annual average rate of 8%, even as we have reshaped the business against the backdrop of a fast-changing consumer publishing industry. Penguin made a strong and competitive start to 2011 in spite of significant retail disruption in its major markets.  Sales were level in underlying terms - against a strong first half of 2010 - while profits show an underlying increase of 13% to £42m, the result of an increased emphasis on product and channel profitability, the widespread adoption of digital technologies and the continuing benefit of a restructuring programme undertaken in 2009. During the course of 2010, we made a number of minor changes to management responsibilities in certain countries which have affected the reported segmental numbers and reduced Penguin's revenue growth rate at CER by approximately 4% percentage points.

First half highlights include:

Global

•          The US business continued to perform strongly and to lead Penguin in its adaptation to dramatic industry shifts. It extended its successful eBook programme, developed new digital platforms and pursued new sources of revenue to mitigate challenges faced by physical retailing and, in particular, the disruption caused by the bankruptcy of Borders, the second largest book chain in the US.

• In the UK and Australia we saw good market share gains in markets that were generally weak, compounded in Australia by the collapse of the REDgroup, the country's largest book retailer, in February.

•          DK had an excellent first half, posting good sales growth on top of a successful 2010.  The LEGO® publishing programme continued to drive sales with core reference and pre-school titles also performing well. The travel market remains challenging.

•          India had an excellent first half driven by a creative publishing programme, a strong direct sales business (selling approximately 600,000 copies in the first six months of the year) and helped by an underlying improvement in the economy.  It also launched its first app in March.

• The global roll-out of Penguin-branded merchandise in the first half was designed to offer retailers book-related product and to raise awareness of the Penguin brand around the world.

Digital

• eBook sales grew 128% and now represent 14% of Penguin revenues worldwide.

•          Penguin announced a number of direct-to-consumer initiatives in the first half including Book Country, a community of writers helping writers, and Bookish and aNobii, new digital platforms for readers in the US and UK respectively.

• Penguin continued to invest in digital innovation, launching a second BabyTouch app, an amplified edition of Jack Kerouac's On the Road and DK's Miriam Stoppard's Pregnancy app.

•          The Penguin eSpecials programme comprising short works in digital form tripled in size in the first half of the year.  Tyler Cowen's The Great Stagnation was a stand-out success hitting the New York Times bestseller list in March and prompting a hardcover publication in June.

Publishing performance

•          Penguin US had a strong start to the year, publishing a record 157 bestsellers, including some of the biggest selling books by authors such as Charlaine Harris and Nora Roberts, both of whom have now sold more than a million eBooks, as has Kathryn Stockett's The Help.  Ron Chernow's Washington: A Life won the Pulitzer Prize and Peter Bognanni's House of Tomorrow won the Los Angeles Times First Fiction Award.

•          In the UK, Penguin published 46 bestsellers including paperback titles from its Christmas bestsellers such as Stephen Fry, Dawn French and Michael McIntyre, as well as Jamie Oliver's 30 Minute Meals and Marian Keyes' The Brightest Star in the Sky, the top and third bestselling titles across the industry in the first half.  The children's division, crowned Publisher of the Year earlier in the year, continued its remarkable growth driven by the continued success of the Wimpy Kid series as well as Moshi Monsters titles.

• In Australia, Penguin had two of the top five industry bestsellers with Jamie Oliver's 30 Minute Meals taking the top spot and Jeff Kinney's The Ugly Truth at number five.

•          DK's bestseller success continued in the first half with LEGO®Harry Potter: Building the Magical World hitting number one on the New York Times bestseller list and LEGO®Star Wars: The Visual Dictionary staying on the list for 76 weeks.

•          A strong second half publishing list is led by major new books in the US, including titles by Patricia Cornwell, Sue Grafton, Eric Carle, Niall Ferguson and Bill Maher. Penguin UK's list includes new titles by Jeremy Paxman, Jamie Oliver, Michael Lewis, Claire Tomalin, Rob Brydon, Lee Evans, Jeremy Clarkson, Jeff Kinney and Charlie Higson. DK will launch LEGO® Ideas Book, Masterchef Kitchen Bible, Alien Robot Kit and the app of The Human Body.

FINANCIAL REVIEW

Operating result

On a headline basis, sales from continuing operations for the six months to 30 June 2011 increased by £74m or 3% from £2,342m for the first six months of 2010 to £2,416m for the equivalent period in 2011. Adjusted operating profit from continuing operations increased by £30m or 17% from £178m in the first six months of 2010 to £208m in 2011.

On an underlying basis, sales were flat in 2011 compared to 2010 and adjusted operating profit from continuing operations grew by 3%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2011, currency movements decreased sales by £70m (3%) and adjusted operating profit by £6m (3%) while portfolio changes increased sales by £148m (6%) and adjusted operating profit by £31m (17%).

Adjusted operating profit excludes amortisation of acquired intangibles, acquisition costs and gains and losses on business disposals.  Statutory operating profit (from continuing operations) increased by £4m or 3% from £128m in 2010 to £132m in 2011. Statutory operating profit includes intangible amortisation, acquisition costs and other gains and losses arising from acquisitions and disposals and does not include the contribution from discontinued operations.

Discontinued operations

On 29 July 2010, Pearson's 61% share in Interactive Data Corporation was sold to Silver Lake and Warburg Pincus for $2bn. The results of Interactive Data for 2010 have been included as discontinued operations in these financial statements. Interactive Data's adjusted operating profit for the six months to 30 June 2010 was £70m. The gain on sale of Interactive Data of £1,037m and the attributable tax charge of £306m was recorded in the second half of 2010. The total profit from discontinued operations after taking account of the above items, intangible amortisation, interest and related tax was £35m in the first half of 2010. There were no discontinued operations in 2011.

Segmental analysis

During the second half of 2010, a number of minor changes to management responsibilities in certain countries were made which affected reported full year 2010 and half year 2011 segmental numbers in Penguin, North American Education and International Education. The amounts concerned have no impact on the group as a whole and have been treated as portfolio changes for the purposes of calculating growth rates. The 2010 half year figures have not been restated as the amounts are not considered to be significant. If these changes had been made in the 2010 half year numbers the effect would have been to reduce the sales and profits at Penguin by £20m and £5m respectively, to increase sales and profits at International Education by £22m and £2m respectively and to reduce sales by £2m and increase profits by £3m in the North American Education segment.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance costs relating to retirement benefits. Net interest payable to 30 June 2011 was £32m, down from £39m in 2010.  This fall is mainly due to lower average levels of net debt following the receipt of proceeds from the sale of Interactive Data. Finance income relating to retirement benefits was £2m in the first half of 2011 compared to a charge of £6m in the prior period.

Also included in the statutory definition of net finance costs are finance costs on put options associated with acquisitions, foreign exchange and other gains and losses. Finance costs for put options are excluded from adjusted earnings as they relate to future potential acquisitions and don't reflect cash expended. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In the period to 30 June 2011, the total of these items excluded from adjusted earnings was a loss of £20m compared to a profit of £11m in the period to 30 June 2010. The majority of the loss in 2011 relates to foreign exchange differences on a proportion of the unhedged US dollar proceeds from the Interactive Data sale. In 2010 the gain arose largely from foreign exchange on US dollar denominated debt.

Taxation

Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax charge on statutory earnings for the six months to 30 June 2011 was £23m (28.0%) compared to a charge of £25m (26.6%) in the period to 30 June 2010. The charge reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate on adjusted earnings for the six months to 30 June 2011 is 25.0%. This rate is lower than the statutory rate as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. The benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payment.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £53m at 30 June 2011 compares to a gain at 30 June 2010 of £270m and is principally due to movements in the US dollar. A significant proportion of the group's operations are based in the US and the US dollar strengthened in 2010 from an opening rate of £1:$1.61 to a closing rate at the end of June 2010 of £1:$1.50. At the end of June 2011 the US dollar had weakened slightly in comparison to the opening rate moving from £1:$1.57 to £1:$1.61.

Also included in other comprehensive income in 2011 is an actuarial loss of £19m in relation to post retirement plans. This loss largely arises from lower asset returns than expected for the UK group pension plan and compares to an actuarial loss at 30 June 2010 of £122m. The 2010 loss arose as the assumptions relating to inflation and the discount rate used in the actuarial valuation contributed to an increase in the value of liabilities whilst investment returns in the first six months of 2010 were less than expected.

Non-controlling interest

The non-controlling interest in the income statement in 2010 comprises mainly the publicly-held share of Interactive Data for the period to disposal in July 2010. There are also non-controlling interests in the group's businesses in South Africa, China and India although none of these are material to the group numbers.

Pensions

Pearson operates a variety of pension plans. Our UK group plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £46m in the period to 30 June 2011 (30 June 2010: £53m) of which a charge of £48m (30 June 2010: £47m) was reported in operating profit and the net finance income of £2m (30 June 2010: cost £(6)m) was reported against net finance costs.

The overall deficit on the UK group plan of £5m at the end of 2010 has become a surplus of £7m at 30 June 2011. The surplus has arisen principally due to an increased level of contributions in the year together with a favourable movement in the discount rate used to value the liabilities. In total, our worldwide deficit in respect of pensions and other post retirement benefits fell slightly from a deficit of £148m at the end of 2010 to a net deficit of £141m at the end of June 2011.

Dividends

The dividend accounted for in the six months to 30 June 2011 is the final dividend in respect of 2010 of 25.7p. An interim dividend for 2011 of 14.0p was approved by the Board in July 2011 and will be accounted for in the second half of 2011.

Principal risks and uncertainties

We conduct regular reviews to identify risk factors which may affect our business or financial performance. Our internal audit function facilitates risk reviews with each business, shared service operations and corporate functions, identifying measures to mitigate these risks. The principal risks and uncertainties have not changed from those detailed in the 2010 Annual Report and are summarised below:

Our education, business information and book publishing businesses will be impacted by the rate of and state of technological change, including the digital evolution and other disruptive technologies.

Investment returns outside our traditional core US and UK markets may be lower than anticipated.

Our US educational solutions and assessment businesses may be adversely affected by changes in state and local educational funding resulting from either general economic conditions, changes in government educational funding, programmes, policy decisions, legislation at both the federal and state level and/or changes in the state procurement processes.

A control breakdown or service failure in our school assessment businesses could result in financial loss and reputational damage.

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.

Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.

A major data privacy breach may cause reputational damage to our brands and financial loss.

Operational disruption to our business caused by our third party providers, a major disaster and/or external threats could restrict our ability to supply products and services to our customers.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2011

		2011	2010	2010
all figures in £ millions	note	half year	half year	full year

Continuing operations

Sales	2	2,416	2,342	5,663
Cost of goods sold		(1,109)	(1,112)	(2,588)
Gross profit		1,307	1,230	3,075

Operating expenses		(1,188)	(1,117)	(2,373)
Share of results of joint ventures and associates		13	15	41
Operating profit	2	132	128	743

Finance costs	3	(75)	(54)	(109)
Finance income	3	25	20	36
Profit before tax	4	82	94	670
Income tax	5	(23)	(25)	(146)
Profit for the period from continuing operations		59	69	524

Discontinued operations

Profit for the period from discontinued operations	8	-	35	776

Profit for the period		59	104	1,300

Attributable to:
Equity holders of the company		60	92	1,297
Non-controlling interest		(1)	12	3

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	7.5p	11.5p	161.9p
Diluted	6	7.5p	11.4p	161.5p

Earnings per share from continuing operations (in pence per share)
Basic	6	7.5p	9.0p	66.0p
Diluted	6	7.5p	9.0p	65.9p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2011

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Profit for the period	59	104	1,300

Net exchange differences on translation of foreign operations	(53)	270	173
Currency translation adjustment disposed	-	-	13
Actuarial (losses) / gains on retirement benefit obligations	(19)	(122)	71
Taxation on items recognised in other comprehensive income	2	38	(41)
Other comprehensive (expense) / income for the period	(70)	186	216

Total comprehensive (expense) / income for the period	(11)	290	1,516

Attributable to:
Equity holders of the company	(7)	258	1,502
Non-controlling interest	(4)	32	14

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2011

		2011	2010	2010
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		353	353	366
Intangible assets	11	5,760	5,242	5,467
Investments in joint ventures and associates		58	34	71
Deferred income tax assets		266	474	276
Financial assets - Derivative financial instruments		149	156	134
Retirement benefit assets		7	-	-
Other financial assets		62	65	58
Trade and other receivables		131	133	129
Non-current assets		6,786	6,457	6,501

Intangible assets - Pre-publication		654	701	647
Inventories		488	532	429
Trade and other receivables		1,247	1,240	1,337
Financial assets - Derivative financial instruments		-	13	6
Financial assets - Marketable securities		8	5	12
Cash and cash equivalents (excluding overdrafts)		541	468	1,736
Current assets		2,938	2,959	4,167

Assets classified as held for sale		-	678	-

Total assets		9,724	10,094	10,668

Financial liabilities - Borrowings		(1,902)	(2,004)	(1,908)
Financial liabilities - Derivative financial instruments		(4)	(2)	(6)
Deferred income tax liabilities		(442)	(461)	(471)
Retirement benefit obligations		(148)	(449)	(148)
Provisions for other liabilities and charges		(18)	(40)	(42)
Other liabilities	12	(284)	(121)	(246)
Non-current liabilities		(2,798)	(3,077)	(2,821)

Trade and other liabilities	12	(1,375)	(1,309)	(1,605)
Financial liabilities - Borrowings		(67)	(612)	(404)
Financial liabilities - Derivative financial instruments		-	(2)	-
Current income tax liabilities		(203)	(159)	(215)
Provisions for other liabilities and charges		(56)	(38)	(18)
Current liabilities		(1,701)	(2,120)	(2,242)

Liabilities directly associated with assets held for sale		-	(181)	-

Total liabilities		(4,499)	(5,378)	(5,063)

Net assets		5,225	4,716	5,605

Share capital		203	203	203
Share premium		2,529	2,517	2,524
Treasury shares		(130)	(123)	(137)
Reserves		2,590	1,795	2,948
Total equity attributable to equity holders of the company		5,192	4,392	5,538
Non-controlling interest		33	324	67
Total equity		5,225	4,716	5,605

The condensed consolidated financial statements were approved by the Board on 28 July 2011.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2011

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2011 half year
At 1 January 2011	203	2,524	(137)	402	2,546	5,538	67	5,605
Total comprehensive income	-	-	-	(51)	44	(7)	(4)	(11)
Equity-settled transactions	-	-	-	-	18	18	-	18
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	5	-	-	-	5	-	5
Purchase of treasury shares	-	-	(12)	-	-	(12)	-	(12)
Release of treasury shares	-	-	19	-	(19)	-	-	-
Put options over non-controlling interest	-	-	-	-	(72)	(72)	-	(72)
Changes in non-controlling interest	-	-	-	-	(72)	(72)	(30)	(102)
Dividends	-	-	-	-	(206)	(206)	-	(206)
At 30 June 2011	203	2,529	(130)	351	2,239	5,192	33	5,225
2010 half year
At 1 January 2010	203	2,512	(226)	227	1,629	4,345	291	4,636
Total comprehensive income	-	-	-	250	8	258	32	290
Equity-settled transactions	-	-	-	-	20	20	-	20
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	5	-	-	-	5	-	5
Purchase of treasury shares	-	-	(49)	-	-	(49)	-	(49)
Release / cancellation of treasury shares	-	-	152	-	(152)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	8	8
Dividends	-	-	-	-	(187)	(187)	(7)	(194)
At 30 June 2010	203	2,517	(123)	477	1,318	4,392	324	4,716

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2011

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2010 full year
At 1 January 2010	203	2,512	(226)	227	1,629	4,345	291	4,636
Total comprehensive income	-	-	-	175	1,327	1,502	14	1,516
Equity-settled transactions	-	-	-	-	50	50	-	50
Tax on equity-settled transactions	-	-	-	-	4	4	-	4
Issue of ordinary shares under share option schemes	-	12	-	-	-	12	-	12
Purchase of treasury shares	-	-	(77)	-	-	(77)	-	(77)
Release / cancellation of treasury shares	-	-	166	-	(166)	-	-	-
Changes in non-controlling interest	-	-	-	-	(6)	(6)	(231)	(237)
Dividends	-	-	-	-	(292)	(292)	(7)	(299)
At 31 December 2010	203	2,524	(137)	402	2,546	5,538	67	5,605

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2011

		2011	2010	2010
all figures in £ millions	note	half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	15	(43)	(32)	1,169
Interest paid		(27)	(30)	(78)
Tax paid		(52)	(46)	(85)
Net cash (used in) / generated from operating activities		(122)	(108)	1,006

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(347)	(149)	(535)
Acquisition of joint ventures and associates		(2)	(4)	(22)
Purchase of investments		(5)	(3)	(7)
Purchase of property, plant and equipment		(30)	(52)	(76)
Proceeds from sale of property, plant and equipment		8	-	-
Purchase of intangible assets		(32)	(16)	(56)
Disposal of subsidiaries, net of cash disposed		(7)	-	984
Tax paid on disposal of subsidiaries		-	-	(250)
Interest received		5	3	10
Dividends received from joint ventures and associates		3	11	23
Net cash (used in) /generated from investing activities		(407)	(210)	71

Cash flows from financing activities
Proceeds from issue of ordinary shares		5	5	12
Purchase of treasury shares		(12)	(39)	(77)
Proceeds from borrowings		15	414	241
Liquid resources disposed		4	62	53
Repayment of borrowings		(310)	-	(13)
Finance lease principal payments		(4)	(3)	(3)
Dividends paid to company's shareholders		(206)	(187)	(292)
Dividends paid to non-controlling interests		-	(7)	(6)
Transactions with non-controlling interests		(108)	16	(7)
Net cash (used in) / generated from financing activities		(616)	261	(92)

Effects of exchange rate changes on cash and cash equivalents		(24)	(3)	(1)
Net (decrease) / increase in cash and cash equivalents		(1,169)	(60)	984

Cash and cash equivalents at beginning of period		1,664	680	680
Cash and cash equivalents at end of period		495	620	1,664

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet. Included in the figures above are net cash generated from / (used in) discontinued operations as follows: operating activities £nil (2010 half year: £67m, 2010 full year: £85m); investing activities excluding net cash on disposal £nil (2010 half year: £(18)m, 2010 full year: £(35)m); financing activities £nil (2010 half year: £51m, 2010 full year: £49m).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2011

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 'Interim Financial Reporting' as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2010 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the group there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2010 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The 2010 Annual Report refers to other new standards effective from 1 January 2011.  None of these standards have had a material impact in these financial statements.

The group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the group's accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2010 Annual Report.

The financial information for the year ended 31 December 2010 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2010 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements for the six months to 30 June 2011 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

2. Segment information

The group is organised into five segments: North American Education; International Education; Professional; Financial Times Group (FT Group); and Penguin. The results of the Interactive Data segment have been shown as discontinued.

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Sales
North American Education	940	1,017	2,640
International Education	639	504	1,234
Professional	177	136	333
Pearson Education	1,756	1,657	4,207
FT Group	203	192	403
Penguin	457	493	1,053
Sales - continuing operations	2,416	2,342	5,663
Sales - discontinued operations	-	256	296
Total sales	2,416	2,598	5,959

Adjusted operating profit
North American Education	46	51	469
International Education	63	36	171
Professional	26	17	51
Pearson Education	135	104	691
FT Group	31	30	60
Penguin	42	44	106
Adjusted operating profit - continuing operations	208	178	857
Adjusted operating profit - discontinued operations	-	70	81
Total adjusted operating profit	208	248	938

In addition to the external sales above, Penguin made inter-segment sales to the Education businesses of £1m (2010 half year: £13m, 2010 full year: £3m) and the Professional business made inter-segment sales to the other education businesses of £3m (2010 half year: £3m, 2010 full year: £5m). Penguin's inter-segment sales were restated at the end of 2010 following the change in segmental analysis referred to in the financial review.

Adjusted operating profit is one of Pearson's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the group.  In 2011 we have excluded a net loss of £5m comprising a loss on disposal and a gain on the stepped acquisition of subsidiaries in the International Education business. In the second half of 2010 we have excluded a profit of £1,037m relating to Interactive Data, which is disclosed in discontinued operations (note 8), a profit of £12m relating to a gain in fair values on a stepped acquisition by an associate and a loss of £10m relating to the part disposal of an interest in a subsidiary. In the first half of 2010 other gains and losses relate to disposal costs incurred in advance of the disposal of Interactive Data.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

2. Segment information continued

Amortisation of acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the group.

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Group	Penguin	Total
all figures in £ millions

2011 half year

Adjusted operating profit - continuing	46	63	26	31	42	208
Other net gains and losses	-	(5)	-	-	-	(5)
n Acquisition costs	-	(6)	-	-	-	(6)
Amortisation of acquired intangibles	(28)	(28)	(5)	(4)	-	(65)
Operating profit	18	24	21	27	42	132

2010 half year

Adjusted operating profit - continuing	51	36	17	30	44	178
Acquisition costs	-	-	(2)	(1)	-	(3)
Amortisation of acquired intangibles	(27)	(15)	(1)	(4)	-	(47)
Operating profit	24	21	14	25	44	128

2010 full year

Adjusted operating profit - continuing	469	171	51	60	106	857
Other net gains and losses	-	(10)	-	12	-	2
Acquisition costs	(1)	(7)	(2)	(1)	-	(11)
Amortisation of acquired intangibles	(53)	(35)	(7)	(9)	(1)	(105)
Operating profit	415	119	42	62	105	743

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

3. Net finance costs

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Net interest payable	(32)	(39)	(73)
Finance income / (costs) in respect of retirement benefits	2	(6)	(12)
Finance cost of put options associated with acquisitions	(4)	-	-
Net foreign exchange (losses) / gains	(13)	7	9
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	-	(1)	-
Other gains / (losses) on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	1	1	2
- derivatives	(4)	4	1
Net finance costs	(50)	(34)	(73)

Analysed as:
Finance costs	(75)	(54)	(109)
Finance income	25	20	36
Net finance costs	(50)	(34)	(73)

Analysed as:
Net interest payable	(32)	(39)	(73)
Finance income / (costs) in respect of retirement benefits	2	(6)	(12)
Net finance costs reflected in adjusted earnings	(30)	(45)	(85)
Other net finance (costs) / income	(20)	11	12
Net finance costs	(50)	(34)	(73)

For the purposes of calculating adjusted earnings, we have excluded the finance costs of put options as they relate to future potential acquisitions and don't reflect cash expended.

Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

4. Profit before tax

		2011	2010	2010
all figures in £ millions	note	half year	half year	full year

Profit before tax - continuing operations		82	94	670
Add back: amortisation of acquired intangibles	2	65	47	105
Add back: acquisition costs	2	6	3	11
Add back: other gains and losses	2	5	-	(2)
Add back: other net finance costs / (income)	3	20	(11)	(12)
Adjusted profit before tax - continuing operations		178	133	772
Adjusted profit before tax - discontinued operations		-	70	81
Total adjusted profit before tax		178	203	853

5. Income tax

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Income tax charge - continuing operations	(23)	(25)	(146)
Add back: tax benefit on amortisation of acquired intangibles	(22)	(17)	(35)
Add back: tax benefit on acquisition costs	(2)	(1)	(4)
Add back: tax benefit on other gains and losses	-	-	(1)
Add back: tax (benefit) / charge on other net finance income	(6)	3	3
Add back: tax benefit on recognition of pre-acquisition and capital losses	-	-	(37)
Tax amortisation benefit on goodwill and intangibles	8	8	36
Adjusted income tax charge - continuing operations	(45)	(32)	(184)
Adjusted income tax charge - discontinued operations	-	(21)	(31)
Total adjusted income tax charge	(45)	(53)	(215)

Tax rate reflected in adjusted earnings	25.0%	26.0%	25.2%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4). Also excluded from the adjusted income tax charge in the full year 2010, is the tax benefit from recognition of pre-acquisition and capital losses as these do not relate to the group's previous operating activities.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Profit for the period from continuing operations	59	69	524
Non-controlling interest	1	3	5
Earnings from continuing operations	60	72	529
Profit for the period from discontinued operations	-	35	776
Non-controlling interest	-	(15)	(8)
Earnings	60	92	1,297

Weighted average number of shares (millions)	799.9	802.3	801.2
Effect of dilutive share options (millions)	2.0	1.8	1.8
Weighted average number of shares (millions) for diluted earnings	801.9	804.1	803.0

Earnings per share from continuing and discontinued operations
Basic	7.5p	11.5p	161.9p
Diluted	7.5p	11.4p	161.5p

Earnings per share from continuing operations
Basic	7.5p	9.0p	66.0p
Diluted	7.5p	9.0p	65.9p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

7. Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Amortisation of acquired intangibles	Other net finance income / costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2011 half year
Operating profit	2	132	-	5	6	65	-	-	208

Net finance costs	3	(50)	-	-	-	-	20	-	(30)
Profit before tax	4	82	-	5	6	65	20	-	178
Income tax	5	(23)	-	-	(2)	(22)	(6)	8	(45)
Profit for the period - continuing		59	-	5	4	43	14	8	133

Profit for the period - discontinued	8	-	-	-	-	-	-	-	-

Profit for the period		59	-	5	4	43	14	8	133

Non-controlling interest		1	-	-	-	-	-	-	1

Earnings		60	-	5	4	43	14	8	134

Weighted average number of shares (millions)									799.9

Adjusted earnings per share									16.8p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

7. Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Amortisation of acquired intangibles	Other net finance income / costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2010 half year
Operating profit	2	128	70	-	3	47	-	-	248

Net finance costs	3	(34)	-	-	-	-	(11)	-	(45)
Profit before tax	4	94	70	-	3	47	(11)	-	203
Income tax	5	(25)	(21)	-	(1)	(17)	3	8	(53)
Profit for the period - continuing		69	49	-	2	30	(8)	8	150

Profit for the period - discontinued	8	35	(49)	7	-	5	-	2	-

Profit for the period		104	-	7	2	35	(8)	10	150

Non-controlling interest		(12)	-	(2)	-	(2)	-	(1)	(17)

Earnings		92	-	5	2	33	(8)	9	133

Weighted average number of shares (millions)									802.3

Adjusted earnings per share									16.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

7. Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Amortisation of acquired intangibles	Other net finance income / costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2010 full year
Operating profit	2	743	81	(2)	11	105	-	-	938

Net finance costs	3	(73)	-	-	-	-	(12)	-	(85)
Profit before tax	4	670	81	(2)	11	105	(12)	-	853
Income tax	5	(146)	(31)	(38)	(4)	(35)	3	36	(215)
Profit for the period - continuing		524	50	(40)	7	70	(9)	36	638

Profit for the period - discontinued	8	776	(50)	(731)	-	5	-	-	-

Profit for the period		1,300	-	(771)	7	75	(9)	36	638

Non-controlling interest		(3)	-	(12)	-	(2)	-	-	(17)

Earnings		1,297	-	(783)	7	73	(9)	36	621

Weighted average number of shares (millions)									801.2

Adjusted earnings per share									77.5p

Other net gains and losses in the table above includes the tax benefit from recognition of pre-acquisition and capital losses (see note 5).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

8. Discontinued operations

On 29 July 2010, Pearson's 61% share in Interactive Data Corporation was sold to Silver Lake and Warburg Pincus for $2bn. The results of Interactive Data are included as discontinued operations in 2010. There are no discontinued operations in 2011.

The sales and profit for the period on discontinued operations are analysed below.

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Sales by discontinued operations	-	256	296

Operating profit before intangible amortisation	-	70	81
Intangible amortisation	-	(7)	(8)
Finance income	-	-	-
Attributable tax expense	-	(21)	(28)
Profit after tax before sale of discontinued operations	-	42	45

Profit / (loss) before tax on sale of discontinued operations	-	(10)	1,037
Attributable tax (expense) / benefit	-	3	(306)
Profit / (loss) after tax on sale of discontinued operations	-	(7)	731

Profit for the period from discontinued operations	-	35	776
	-
Profit before tax	-	53	1,110
Attributable tax expense	-	(18)	(334)
Profit for the period from discontinued operations	-	35	776

Operating profit included in adjusted earnings	-	70	81
Finance income	-	-	-
Attributable tax expense	-	(21)	(31)
Profit for the period included in adjusted earnings	-	49	50
Intangible amortisation	-	(7)	(8)
Attributable tax benefit	-	2	3
Profit / (loss) before tax on sale of discontinued operations	-	(10)	1,037
Attributable tax (expense) / benefit	-	3	(306)
Less: Tax amortisation benefit on goodwill and intangibles	-	(2)	-
Profit for the period from discontinued operations	-	35	776

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

8. Discontinued operations continued

The profit on sale of discontinued operations is analysed below:

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Proceeds received	-	-	1,234
Costs	-	(10)	(43)
Net assets disposed	-	-	(141)
Profit / (loss) on sale before cumulative translation adjustment	-	(10)	1,050
Cumulative translation adjustment	-	-	(13)
Profit / (loss) on sale before tax	-	(10)	1,037
Attributable tax benefit / (expense)	-	3	(306)
Profit / (loss) on sale after tax	-	(7)	731

9. Dividends

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	206	187	292

The directors are proposing an interim dividend of 14.0p per equity share, payable on 16 September 2011 to shareholders on the register at the close of business on 19 August 2011. This interim dividend, which will absorb an estimated £112m of shareholders' funds, has not been included as a liability as at 30 June 2011.

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2011	2010	2010
	half year	half year	full year

Average rate for profits	1.61	1.52	1.54
Period end rate	1.61	1.50	1.57

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

11. Intangible assets

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Goodwill	4,855	4,544	4,568
Other intangibles	905	698	899
Total intangibles	5,760	5,242	5,467

12. Trade and other liabilities

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Trade payables	(315)	(309)	(470)
Accruals	(473)	(445)	(581)
Deferred income	(536)	(448)	(559)
Other liabilities	(335)	(228)	(241)
Trade and other liabilities	(1,659)	(1,430)	(1,851)

Analysed as:
Trade and other liabilities - current	(1,375)	(1,309)	(1,605)
Other liabilities - non-current	(284)	(121)	(246)
Total trade and other liabilities	(1,659)	(1,430)	(1,851)

The deferred income balance comprises principally multi year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment and testing businesses; subscription income in school and newspaper businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

13. Business combinations

On 31 May 2011 the North American Education business acquired Schoolnet Inc., a leading provider of data-driven education software for students and teachers. On 10 June 2011, the group completed the acquisition of EDI plc, a UK listed education services company operating primarily in the work based learning sector. In the period to 30 June 2011, the group also completed the acquisitions of CTI Education in South Africa, Tutorvista in India and various other smaller acquisitions.

Provisional values for the assets and liabilities arising from acquisitions completed in the period together with adjustments to prior period acquisitions are set out below.

	Schoolnet	EDI	Other	Total
all figures in £ millions

Property, plant and equipment	1	3	2	6
Intangible assets	-	2	68	70
Intangible assets - Pre-publication	-	-	4	4
Inventories	-	-	7	7
Trade and other receivables	3	6	1	10
Cash and cash equivalents	2	10	25	37
Financial liabilities - Borrowings	-	-	(1)	(1)
Trade and other liabilities	(8)	(3)	(41)	(52)
Current income tax liabilities	-	(1)	(1)	(2)
Net deferred income tax liabilities	-	-	(10)	(10)
Provisions for other liabilities and charges	-	-	(2)	(2)
Retirement benefit obligations	-	(1)	-	(1)
Non-controlling interest	-	-	(14)	(14)
Net assets / (liabilities) acquired at fair value	(2)	16	38	52
Goodwill	147	100	97	344
Total	145	116	135	396
Satisfied by:
Cash	(145)	(101)	(131)	(377)
Deferred consideration	-	(15)	-	(15)
Net prior year adjustments	-	-	(4)	(4)
Total consideration	(145)	(116)	(135)	(396)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

13. Business combinations continued

The net cash outflow on acquisitions in the period is shown in the table below:

Total
all figures in £ millions

Cash - Current period acquisitions	(377)
Deferred payments for prior period acquisitions and other items	(3)
Cash and cash equivalents acquired	37
Acquisition costs paid	(4)
Net cash outflow on acquisitions	(347)

In total, acquisitions completed in the period contributed an additional £35m of sales and £6m of operating profit before acquisition costs and intangible amortisation. If the acquisitions had completed on 1 January 2011 then we estimate that sales for the period would have been £2,446m and profit before tax would have been £87m.

14. Net debt

	2011	2010	2010
all figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	149	156	134
Current assets
Derivative financial instruments	-	13	6
Marketable securities	8	5	12
Cash and cash equivalents (excluding overdrafts)	541	468	1,736
Non-current liabilities
Borrowings	(1,902)	(2,004)	(1,908)
Derivative financial instruments	(4)	(2)	(6)
Current liabilities
Borrowings	(67)	(612)	(404)
Derivative financial instruments	-	(2)	-
Net debt - continuing operations	(1,275)	(1,978)	(430)
Net cash classified as held for sale	-	232	-
Total net debt	(1,275)	(1,746)	(430)

Pearson repaid its $500m 7.0% Global Dollar Bonds on maturity in June 2011.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

15. Cash flows

		2011	2010	2010
all figures in £ millions	note	half year	half year	full year

Reconciliation of profit for the period to net cash (used in) / generated from operations
Profit for the period		59	104	1,300
Income tax		23	43	480
Depreciation and amortisation charges		120	119	246
Loss on sale of property, plant and equipment (PPE)		3	3	3
Loss / (profit) on sale of businesses		5	10	(1,027)
Acquisition costs		6	3	11
Net finance costs		50	34	73
Share of results of joint ventures and associates		(13)	(15)	(41)
Share-based payment costs		18	20	39
Net foreign exchange adjustment		1	4	(3)
Pre-publication		(17)	(9)	29
Inventories		(63)	(66)	37
Trade and other receivables		92	10	(82)
Trade and other liabilities		(304)	(260)	165
Retirement benefit obligations		(22)	(31)	(64)
Provisions		(1)	(1)	3
Net cash (used in) / generated from operations		(43)	(32)	1,169

Dividends from joint ventures and associates		3	11	23
Net purchase of PPE including finance lease principal payments		(26)	(55)	(79)
Purchase of intangible assets		(32)	(16)	(56)
Operating cash flow		(98)	(92)	1,057
Operating tax paid		(52)	(46)	(85)
Net operating finance costs paid		(22)	(27)	(68)
Free cash flow		(172)	(165)	904
Dividends paid (including to non-controlling interests)		(206)	(194)	(298)
Net movement of funds from operations		(378)	(359)	606
Acquisitions and disposals (net of tax)		(469)	(149)	150
Purchase of treasury shares		(12)	(39)	(77)
New equity		5	5	12
Other movements on financial instruments		(15)	(5)	2
Net movement of funds		(869)	(547)	693
Exchange movements on net debt		24	(107)	(31)
Total movement in net debt		(845)	(654)	662
Opening net debt		(430)	(1,092)	(1,092)
Closing net debt	14	(1,275)	(1,746)	(430)

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2011

16. Contingencies

There are contingent group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the group.

17. Related parties

Apart from transactions with the group's associates and joint ventures, there were no other material related party transactions and no guarantees have been provided to related parties in the period.

18. Events after the balance sheet date

A reduction in the UK corporation tax rate to 25% from 1 April 2012 was proposed in the Finance (No.3) Bill 2010-11 but had not been substantially enacted at 30 June 2011 and has therefore not been reflected in these financial statements. The Bill was substantively enacted on 5 July 2011 but we do not believe that this change in rate will have a material effect on the UK deferred tax balances at 30 June 2011.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that the condensed consolidated financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by sections 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the Financial Services Authority.

The directors of Pearson plc are listed in the 2010 Annual Report.

By order of the Board

Marjorie Scardino
Chief Executive
28 July 2011

Robin Freestone
Chief Financial Officer
28 July 2011

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Introduction

We have been engaged by Pearson plc (the "Company") to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011, which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated balance sheet, condensed consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants, London
28 July 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  29 July 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary